UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ___________________________________________________October 2007

PACIFIC ASIA CHINA ENERGY INC.

(Name of Registrant)

1620 Dickson Avenue #700, Kelowna, British Columbia, Canada V1Y 9Y2

 (Address of Principal Executive Office)

1.  Un-audited Interim Financial Statements: Second Quarter Ended 8/31/2007

    Form 52-109FT2: CEO Certification of Interim Filings

    Form 52-109FT2: CFO Certification of Interim Filings

    Second Quarter Interim Financial Statements: Management’s Discussion/Analysis

2.  Press Release: November 19, 2007; November 29, 2007; December 3, 2007

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                         Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                                 ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                                 ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                              Yes ___     No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Asia China Energy Inc. -- SEC File No. 0-52208

(Registrant)

Date: December 3, 2007          By /s/ Devinder Randhawa_______________________

                                        Devinder Randhawa, Chairman/CEO/Director

SEC 1815 (11-2002)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays  a currently valid OMB control number.